OMB APPROVAL

OMB Number: 3235-0123
Expires: October 31, 2020
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8 - 66503

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/2020____ AND ENDING __12/31/2020__
                                           MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Petrie Partners Securities, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____1144 Fifteenth Street, Suite 3900____
                                    (No. and Street)

____Denver____                ____Colorado____                ____80202____
    (City)                          (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins                                        303-797-0550
                                                    (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Plante & Moran, PLLC____
                    (Name – if individual, state last, first, middle name)

____8181 E. Tufts Ave., Suite 600____    ____Denver____    ____Colorado____    ____80237____
        (Address)                          (City)             (State)           (Zip Code)

**CHECK ONE:**
  ■ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)    **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael E. Bock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petrie Partners Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Director
Title

Notary Public

JANEEN M HOGAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19934016933
MY COMMISSION EXPIRES MAY 16, 2022

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

# PETRIE PARTNERS SECURITIES, LLC

**Financial Statements**
**and**
**Report of Independent Registered Public Accounting Firm**
**December 31, 2020**

This report is deemed a **PUBLIC DOCUMENT** in accordance with Rule 17a-5(e)(3)

## Table of Contents



**Plante & Moran, PLLC**
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

## Report of Independent Registered Public Accounting Firm

To the Member
Petrie Partners Securities, LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Petrie Partners Securities, LLC as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Petrie Partners Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of Petrie Partners Securities, LLC's management. Our responsibility is to express an opinion on Petrie Partners Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Petrie Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Plante & Moran, PLLC*

We have served as Petrie Partners Securities, LLC's auditor since 2012.
Denver, Colorado
February 22, 2021



## PETRIE PARTNERS SECURITIES, LLC

### Statement of Financial Condition
### December 31, 2020

#### Assets

| | | |
|---|---|---:|
| Current assets | | |
| Cash and cash equivalents | $ | 1,103,791 |
| Marketable securities owned | | 2,141 |
| Deferred contract costs | | 288,956 |
| Due from Parent | | 123,139 |
| Accounts receivable | | 57,949 |
| Unbilled out-of-pocket expenses | | 63,296 |
| Total current assets | | 1,639,272 |
| Goodwill | | 60,000 |
| Total assets | $ | 1,699,272 |

#### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Current liabilities | | |
| Accounts payable and accrued expenses | $ | 102,496 |
| Deferred revenue | | 703,454 |
| Total current liabilities | | 805,950 |
| Commitments and contingencies | | |
| Member's equity | | 893,322 |
| Total liabilities and member's equity | $ | 1,699,272 |

See notes to financial statement.

# PETRIE PARTNERS SECURITIES, LLC

## Notes to Financial Statement

## Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Petrie Partners Securities, LLC (the "Company"), a Delaware limited liability company is a broker dealer registered with the SEC and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company was first registered as a broker/dealer on November 3, 2004 when its predecessor, Luopan Capital, LLC ("Luopan") an Illinois limited liability company formed in 2002, became registered with the SEC and a registered member of FINRA.

The Company is a wholly owned subsidiary of Petrie Partners, LLC, a Delaware limited liability company (the "Parent"), incorporated on April 26, 2011 under the name Strategic Energy Advisors, LLC ("SEA"). On August 23, 2012, SEA was granted its application to change its name to Petrie Partners, LLC.

The Parent acquired Luopan on May 31, 2012. The Company attained its current form through a series of subsequent events, including: (i) being granted its application to change its name to Strategic Energy Securities, LLC by the Illinois Secretary of State on June 1, 2012; (ii) being granted its application for its continuance in membership by FINRA on September 6, 2012; (iii) being granted its application to change its name to Petrie Partners Securities, LLC by the Illinois Secretary of State on September 20, 2012 ("PPS Illinois"); and (iv) effecting the merger of PPS Illinois into Strategic Energy Securities, LLC, a Delaware limited liability company also wholly-owned by the Parent, on June 11, 2013 and naming the surviving company Petrie Partners Securities, LLC.

The Parent is a boutique investment banking firm offering financial advisory services to the oil and gas industry. The Parent provides specialized advice on divestitures and other strategic corporate and financial matters. Business involving securities-related advice, specifically in the areas of private placements, corporate restructurings or mergers and acquisitions, including providing fairness opinions, as well as firm commitment and best efforts underwritings is conducted through the Company, a regulated securities broker dealer.

The Company is engaged in a single line of business as a securities broker dealer. The Company is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout 2020 without exception. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company's affiliation with the Parent should be taken into consideration in reviewing the accompanying financial statement.

## Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.

### Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

### Marketable Securities Owned

At December 31, 2020, marketable securities held by the Company were adjusted through unrealized gains (losses) to reflect the readily determinable fair value at this measurement date.

### Unbilled Out-of-Pocket Expenses

In accordance with individually negotiated fee contracts with clients, the Company bills for out-of-pocket expenses that were included in the statement of financial condition. As of December 31, 2020, the Company had incurred, but not yet billed, out-of-pocket expenses totaling $63,296.

### Concentrations

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are financial institutions with high credit quality.

### Goodwill

The excess of the purchase price over the identifiable net assets acquired for businesses purchased by the Company from third parties has been recorded as goodwill. Goodwill is assigned exclusively to one reporting unit. Goodwill is tested annually for impairment and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or goodwill is more likely than not less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied. The Company first compares the estimated fair value of the reporting unit or goodwill to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill was recognized for the year ended December 31, 2020.

# PETRIE PARTNERS SECURITIES, LLC

## Notes to Financial Statement

## Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the Parent, its managing member, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statement.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2020.

## Note 2 - Member's Equity

Effective May 31, 2012, the Company adopted an Operating Agreement (the "Agreement"). Pursuant to the Agreement, the Company is member-managed by its sole member, the Parent. As manager, the Parent is expressly authorized on behalf of the Company to make all decisions with respect to the Company's business and to take all actions necessary to carry out such decisions, including determining the amount of cash and other property available for distribution to the Parent and causing the Company to make such distribution. The Parent is not obligated to make additional capital contributions to the Company under the Agreement and is indemnified by the Company for any acts or failures to act other than for willful misconduct or gross negligence.

## Note 3 - Fair Value Measurements

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy priorities observable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

## Note 3 - Fair Value Measurements (continued)

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

The following is a description of the valuation methodologies used for assets measured at fair value:

*Equities*: Valued at the closing price reported on the active market on which the funds and individual securities are traded.

Financial assets carried at fair value measured on a recurring basis as of December 31, 2020 are classified in the tables below in one of the three categories described above:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equities | $ 2,141 | $ - | $ - | $ 2,141 |

## Note 4 – Contract Balances

The change in the Company's contract assets and liabilities during the period primarily reflects timing difference between the Company's performance and the client's payments. The Company's account receivables, deferred contract costs, unbilled out-of-pocket expenses and deferred revenue (contract liabilities) for the year ended December 31, 2020 are as follows:

|  | Accounts receivable | Deferred contract costs | Unbilled out-of-pocket expenses | Deferred revenue (Contract liabilities) |
|---|---|---|---|---|
| Balance at January 1, 2020 | $ 13,133 | $ 50,000 | $ 6,000 | $ 50,000 |
| Additions | 44,816 | 238,956 | 57,296 | 653,454 |
| Balance at December 31, 2020 | $ 57,949 | $ 288,956 | $ 63,296 | $ 703,454 |

## Note 5 – Carried Interest

In January 2014, pursuant to its engagement with Altira Group, LLC, in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by Altira Management VI LLC ("Altira GP") in Altira Fund VI L.P. ("Altira Fund"). Altira Fund is a $122 million private venture fund focused on investing in equity and equity-oriented securities of privately held companies in the energy technology sector. The carried interest entitles Altira GP to a share of the discretionary distributions from Altira Fund investment returns equal to 20% (1% net to the Company) of all discretionary distributions after the limited partners in Altira Fund have received a return of their capital invested. As of the January 2014 grant date, the Altira Fund was less than 10% invested and had more than four years of remaining investment period. In determining the fair value of its carried interest, the Company considered (i) the potential timing and range of potential values to be realized on the Altira Fund investments, (ii) the amount of time remaining in the investment period, (iii) the remaining capital to be

## Note 5 – Carried Interest (continued)

invested, and (iv) the subordination of distributions to Altira GP relative to the limited partner distributions. As a result of the fair value analysis performed, the Company determined the fair value of the carried interest to be de minimis at the time of grant; therefore, no impairment assessment is required. Future revenues, if any, will be recognized in the period in which distributions are declared by Altira GP.

## Note 6 – Contingent Contractual Payment

Pursuant to its engagement with Resource Energy Partners, LLC ("Resource"), in addition to cash compensation received, the Company is also contractually entitled to receive additional compensation equal to the lesser of (a) 1.0% of all distributions by Resource to its members in excess of an amount equal to (i) a return of capital to its members plus (ii) an 8% return on such capital invested from the date invested or (b) $1,250,000 (the "Contingent Contractual Payment"). Resource is a private company formed and initially capitalized in 2015 for the purpose of acquiring, developing, and producing oil and gas.

## Note 7 - Related Party Transactions

Pursuant to a cost-sharing agreement with the Parent, the Company agreed to pay the Parent a certain amount per month for its share of administrative and overhead cost borne by the Parent, subject to quarterly adjustments as needed. During the year ended December 31, 2020, the Parent paid most of the Company's client-related out-of-pocket expenses directly. The balance due from the Parent for over payment of the cost-sharing expenses plus the out-of-pocket expenses as of December 31, 2020 was a net $123,139, which is included in the accompanying statement of financial condition.

## Note 8 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2020 was $299,832, which exceeded its minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's aggregate indebtedness to net capital ratio was 2.69 to 1 as of December 31, 2020.

## Note 9 - Subsequent Events

The Company has evaluated all subsequent events through February 22, 2021, which is the date that the financial statement available for issuance and has determined the following events requires disclosures.

Effective January 1, 2021, the Company entered into a new cost-sharing agreement with the Parent, under which the Company agreed to pay the Parent a certain amount per month for use of certain personnel, office space, telephones, computer server, and office equipment owned or leased by the Parent. This agreement may be adjusted quarterly as needed and can be terminated by either party with one month's notice.



**Plante & Moran, PLLC**
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

**Report of Independent Registered Public Accounting Firm**

To the Member
Petrie Partners Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Petrie Partners Securities, LLC indicated that Petrie Partners Securities, LLC may file an Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limits its business activities to the private placement of securities, mergers and acquisitions advisory services, and investment banking activities and affirmed Petrie Partners Securities, LLC during the reporting period (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). In addition, Petrie Partners Securities, LLC affirmed that Petrie Partners Securities, LLC met the identified exemption conditions throughout the most recent fiscal year without exception. Petrie Partners Securities, LLC's management is responsible for compliance with the exemption conditions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Petrie Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

*Plante & Moran, PLLC*

Denver, Colorado
February 22, 2021



## EXEMPTION REPORT

Petrie Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is not claiming an exemption from 17 C.F.R. § 240. 15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Company is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Petrie Partners Securities, LLC

I, Michael E. Bock, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Director

February 22, 2021